News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

24 January 2011

Appointment of new Chief Legal Officer and Company Secretary at Reed Elsevier

Reed Elsevier today announced that Steve Cowden will retire later this year from his roles as General Counsel and Company Secretary, and that Henry (Hank) Udow will succeed him. Hank will join in March and become Chief Legal Officer for Reed Elsevier as well as Company Secretary for Reed Elsevier PLC and Reed Elsevier Group plc.

Hank was most recently Chief Legal Officer and Company Secretary of Cadbury plc until its takeover by Kraft last year.  A US citizen who is admitted to the Bar of New York State, he has been resident in London for the past 17 years.  Having started his legal career as a securities and M&A lawyer at Shearman & Sterling in New York and London, Hank spent over 20 years at Cadbury where he acquired substantial experience managing global legal and M&A departments, becoming Chief Legal Officer and Company Secretary in 2005. In 2009 the National Law Journal named Hank as one of the 20 most influential general counsel in America.

Commenting on today’s announcement, Anthony Habgood, Chairman of Reed Elsevier, said:

“Steve has served as our General Counsel & Company Secretary for over a decade, and has had a long and distinguished career as an in-house lawyer and company secretary, including senior roles at SmithKline Beecham and Glaxo.  On behalf of the boards of Reed Elsevier I would like to thank Steve for his wise counsel and judgment.”

Erik Engstrom, Chief Executive Officer of Reed Elsevier, said:

“We are fortunate in having someone of Hank’s experience and stature as a new member of our senior management team. Hank will work closely with Steve through a handover period to ensure a smooth transition.”

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Notes to editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including approximately 17,000 in North America. In February 2010, Reed Elsevier reported revenues for 2009 of £6,071m/€6,800m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.